TE Connectivity Ltd. Rheinstrasse 20 CH-8200 Schaffhausen Switzerland

February 13, 2012

BY EDGAR CORRESPONDENCE

Mr. Kevin L. Vaughn

Accounting Branch Chief
Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail-Stop 3561

100 F Street, N.E.

Washington, D.C.  20549

Re:                             TE Connectivity Ltd.
Response to Staff Comments on:
Form 10-K for the Fiscal Year ended September 30, 2011
File No. 1-33260

Dear Mr. Vaughn:

On behalf of TE Connectivity Ltd., a Swiss company (“TE Connectivity” or the “Company” or “we,” “us” or “our”), this letter responds to your letter dated January 31, 2012, relating to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on the above-referenced filing of TE Connectivity. The responses to the Staff’s comments are numbered to correspond to the comments in your letter.

Form 10-K for the fiscal year ended September 30, 2011

General

1.                                       Please update us on your contacts with Iran, Syria and Sudan since your predecessor Tyco Electronics Ltd.’s letters to us of March 12, 2008 and April 3, 2008. As you know, Iran, Syria and Sudan are designated as state sponsors of terrorism by the U.S. Department and State and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure about these countries.

Your response should describe the nature and extent of your past, current, and anticipated contacts with Iran, Syria and Sudan, whether through affiliates, subsidiaries, distributors, resellers, or other direct or indirect arrangements. For instance, we note that your Crompton Instruments’ division’s website provides contact information for Iran, Syria and Sudan, and that your Elo TouchSystems Belgium division’s website provides an authorized distributor list which includes contact information for Syria.

Describe any services or products you have provided to Iran, Syria and Sudan, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries, or entities controlled by their governments.

Response:

The Company, through non-U.S. subsidiaries operating independently of U.S. subsidiaries and operations, currently sells a very limited amount of products to customers based in Iran, Sudan and Syria (collectively, the “Sanctioned Countries”) in transactions that are in compliance with U.S. laws and regulations. Such products have either been manufactured in facilities outside the United States or supplied from inventory held in our facilities outside the United States. The non-U.S. subsidiaries do not have offices, employees or any other physical presence in the Sanctioned Countries. The Company, through a U.S. subsidiary listed below, has performed, or will perform, contracts for the supply and/or installation of undersea cable systems for which specific licenses were sought and granted by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) in order to comply with U.S. laws and regulations for Iran and Sudan. The U.S. subsidiary does not have offices, employees or any other physical presence in the Sanctioned Countries.

As described in more detail below, we do not believe that our business activities and interests in and dealings with the Sanctioned Countries, either individually or in the aggregate, are material to our overall business, nor do we believe they constitute a material investment risk for our security holders. The Company has considered both quantitative and qualitative factors in reaching this conclusion. With respect to the former, as discussed in more detail below, we note that sales to the Sanctioned Countries represented less than 0.25% of the Company’s total net sales in each of the Company’s last four fiscal years (2008 through 2011). We also anticipate that our future sales will remain at this level.

TE Connectivity maintains strict and comprehensive trade-control policies, processes, and procedures to ensure compliance with laws and regulations of the jurisdictions in which its operating subsidiaries conduct business, including the United States and the European Union. These policies, processes, and procedures are specifically designed to address U.S. and E.U. laws and regulations pertaining to transactions with and exports to the Sanctioned Countries. TE Connectivity takes a three-pronged approach to compliance with export controls and economic sanctions. First, the Company has established compliance policies and procedures and trains its personnel and those of its subsidiaries—particularly sales personnel—regarding trade controls (including economic sanctions) generally and the Company’s specific compliance policies and procedures. Second, the Company integrates those compliance policies and procedures into its operations. Most critically, the Company’s operating subsidiaries screen—and block as appropriate—proposed transactions through an on-line transaction management system. Third, the Company conducts internal auditing of itself and its subsidiaries to ensure ongoing compliance with economic sanctions programs, as well as export-control, import, security, and other corporate requirements. With its distributors, the Company conducts training and the Company’s internal trade compliance staff review point-of-sale data from distributors to identify any issues under the relevant sanctions and export-control programs.

Non-U.S. Subsidiaries:

As a Swiss multi-national company with over 70% of our revenue generated by non-U.S. subsidiaries operating independently of U.S. subsidiaries, TE Connectivity has certain non-U.S. operating subsidiaries that have engaged in transactions with the Sanctioned Countries, though such transactions are not restricted by U.S. or E.U. laws and regulations pertaining to transactions with and exports to the Sanctioned Countries. All transactions are subject to strict internal compliance processes covering a formal review against the sanctions as described above. Two non-U.S. operating subsidiaries, Tyco Electronics Logistics AG (Switzerland) and Tyco Electronics Raychem GmbH (Germany), accounted for approximately 99.4% of direct sales to customers and 100% of indirect sales in the Sanctioned Countries over the past four fiscal years (2008 through 2011).

Over the past four fiscal years (2008 through 2011), non-U.S. subsidiaries, operating independent of U.S. subsidiaries, operations and persons, engaged in the following:

Iran: Transactions totaling approximately $73.55 million of direct sales, and $6.9 million of indirect sales based on point of sales reports received from third party distributors.

TE Connectivity’s non-U.S. subsidiaries had direct sales of $17.2 million in the fiscal year ended September 26, 2008 (“fiscal 2008”), $20.8 million in the fiscal year ended September 25, 2009 (“fiscal 2009”), $25.85 million in the fiscal year ended September 24, 2010 (“fiscal 2010”), and $9.7 million in the fiscal year ended September 30, 2011 (“fiscal 2011”). Indirect sales through distributors were $165,000 in fiscal 2008, $36,000 in fiscal 2009, $84,000 in fiscal 2010, and $6.6 million in fiscal 2011. The customers are recurring and operate in the automotive manufacturing, electrical utility distribution, and telecommunication provider industries. The indirect sales are entirely into automotive manufacturers based on point of sale reports.

In fiscal 2008, $14.2 million of direct sales and $165,000 of indirect sales were to automotive customers; $1.36 million of direct sales were to electrical utility companies; and $1.68 million of direct sales were to communication service providers.

In fiscal 2009, $18.04 million of direct sales and $36,000 of indirect sales were to the same automotive customer base; $1.96 million of direct sales were to the same electrical utility company base; and $809,000 of direct sales were to recurring communication service providers.

In fiscal 2010, $24.06 million of direct sales and $84,000 of indirect sales were to the same automotive customer base; $149,000 of direct sales were to the same electrical utility companies; and $1.64 million of direct sales were to the same communication service provider base.

In fiscal 2011, $9.44 million of direct sales and $6.6 million of indirect sales were to the same automotive customer base; $237,000 of direct sales were to recurring electrical utility companies; and no sales were made to communication service providers.

Sudan: Transactions totaling approximately $2.02 million of direct sales, and $48,000 of indirect sales based on point of sales reports received from third party distributors.

TE Connectivity’s non-U.S. subsidiaries had direct sales of $514,000 in fiscal 2008, $586,000 in fiscal 2009, $607,000 in fiscal 2010, and $310,000 in fiscal 2011. Indirect sales through distributors were $0 in fiscal 2008, $0 in fiscal 2009, $656 in fiscal 2010, and $47,000 in fiscal 2011. Almost all of the sales over the previous years were to a single electrical utility customer.

Syria: Transactions totaling approximately $1.15 million of direct sales.

TE Connectivity’s non-U.S. subsidiaries had direct sales of $42,000 in fiscal 2008, $168,000 in fiscal 2009, $626,000 in fiscal 2010, and $311,000 in fiscal 2011. There were no indirect sales through distributors for Syria. All of the direct sales were to recurring customers in the electrical utility business.

U.S. Subsidiary:

In the past four fiscal years (2008 through 2011), one of TE Connectivity’s U.S. operating subsidiaries, Tyco Electronics Subsea Communications LLC (“TE SubCom”), has performed, or will perform, contracts relating to the supply and/or installation of undersea cable systems for which specific licenses were sought and granted by OFAC in order to comply with U.S. laws and regulations for Iran and Sudan. These contracts have involved:

(1) performance of a contract for the supply and installation of the Gulf Bridge undersea cable system, which as installed by TE SubCom transits the territorial sea and exclusive economic zone of Iran but provides no connectivity for Iran, and none of the revenue of which is attributable to a customer in Iran or any Iranian person (contract performed pursuant to OFAC License No. IA-11868; warranty work authorized pursuant to OFAC Licenses IA-11868a and IA-11868b; contract for extension to Sudan authorized pursuant to OFAC License No. SU-3520, although contract was never awarded); and

(2) performance of a subcontract with Alcatel-Lucent Submarine Networks (“ASN”) for the supply of a portion of the fiber-optic cable used by ASN to install the East Africa Submarine System (EASSy), which connects Sudan, Djibouti, Kenya, Tanzania, Madagascar, Mozambique, and South Africa and which is jointly owned by 14 African telecommunications companies, including Sudan Telecommunications Company Ltd. (subcontract performed pursuant to OFAC License No. SU-2750, which authorized an undetermined fraction of the overall $45 million transaction that might be attributable to Sudan).

No other U.S. subsidiaries of TE Connectivity have engaged in transactions with the Sanctioned Countries in the past four fiscal years.

2.                                       Please tell us whether any of the products or services you describe in response to the foregoing comment are dual use items or otherwise are items included on the U.S. Department of Commerce’s Commerce Control List. Also address whether, to the best of your knowledge, understanding or belief, any of the products or services have been used for military and/or weapons uses or purposes in or by any of the referenced countries.

Response:

All of the goods described in response to the foregoing comment are dual-use in nature. (By definition, the term “dual-use” applies to any non-military goods.) To the best of TE Connectivity’s knowledge, understanding and belief, none of these goods has been used for military and/or weapons uses or purposes in or by any of the Sanctioned Countries.

For non-U.S.-origin goods supplied by TE Connectivity’s non-U.S. subsidiaries, the goods are not subject to the Commerce Control List or jurisdiction of the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”).

TE Connectivity’s non-U.S. subsidiaries have supplied, and may continue to supply, some U.S.-origin goods out of general inventory to customers in the Sanctioned Countries, as they are permitted to do under U.S. laws and regulations and consistent with OFAC guidance regarding transshipments. These goods are classified as “EAR99” under the Commerce Control List, meaning that exportation of these products is subject to minimal controls.

With respect to TE Connectivity’s U.S. subsidiary, as described in response to the foregoing comment, the only U.S.-origin goods or services provided within the exclusive economic zone of Iran and the territorial sea of Sudan were authorized by specific licenses granted by OFAC. Any future provision of goods or services by this subsidiary in a Sanctioned Country would be subject to review and licensing by OFAC, BIS, and/or the U.S. Department of State.

3.                                       Please discuss the materiality of your contacts with Iran, Syria or Sudan described in response to the foregoing comments and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.

Response:

TE Connectivity believes that its contacts, as described above, with respect to the Sanctioned Countries, individually and in the aggregate, are not material to TE Connectivity on a consolidated basis. Moreover, we believe that the contacts do not constitute a material investment risk for our security holders. The contacts are immaterial both in quantitative terms and qualitative terms, as described below.

Quantitative Considerations

TE Connectivity estimates the value of its net sales into the Sanctioned Countries is as follows ($ in millions):

Fiscal 2008		Fiscal 2009		Fiscal 2010		Fiscal 2011
Net Sales	Percentage of Total Net Sales	Net Sales	Percentage of Total Net Sales	Net Sales	Percentage of Total Net Sales	Net Sales	Percentage of Total Net Sales
$17.9	0.12%	$21.6	0.21%	$27.2	0.23%	$17.0	0.12%

Further, as discussed above, neither TE Connectivity nor any of its subsidiaries maintains an office, employees or other physical presence in any Sanctioned Country.

Based on the immaterial sales to the Sanctioned Countries described above, and the limited contacts within each of the Sanctioned Countries, TE Connectivity believes that its business in the Sanctioned Countries is immaterial.

Qualitative Considerations

We do not expect our sales in the Sanctioned Countries to have any material adverse impact on our reputation and share value, and we do not expect that sales will become material. Nor do we believe that our operations in these countries constitute a material investment risk to our security holders. In this regard, we have taken the following information into consideration:

•                  we sell only automotive, energy and telecommunications products, not weapons or weapons technology; and

•                  our products are only for civilians and, to our knowledge, do not relate in any manner to military use or purpose.

As discussed previously, we also maintain strict and comprehensive trade-control policies, processes, and procedures to ensure compliance with U.S. and E.U. export controls and economic sanctions. As a result of all of the foregoing, we do not believe that our limited sales in the Sanctioned Countries will have a material affect on the Company’s reputation and share value or that, given the immaterial amount of revenues derived from those sales, such operations constitute a material investment risk for our security holders. To date, we are not aware of any investor being required to divest its interest in TE Connectivity nor have we received any comment from an investor regarding the Company’s business in the Sanctioned Countries.

Based on the foregoing, considering both quantitative and qualitative factors, we believe that our business activities in and dealings with the Sanctioned Countries, either individually or in the aggregate, are immaterial to our overall business and do not constitute a material investment risk for our security holders.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

Results of Operations, page 38

4.                                       We note your discussion here of organic sales. We further note from your reconciliation of this non-GAAP measure to GAAP net sales that you include an adjustment for the 53rd week. With a view to enhanced disclosure in future filings, please explain to us how this adjustment is calculated. Clarify if this is an estimate based on actual results for the 53rd week or if this is estimated using an average weekly sales figure.

Response: TE Connectivity estimated the impact of the 53rd week using an average weekly sales figure for the last month of the fiscal year and will disclose such information in future filings, as appropriate.

Liquidity and Capital Resources, page 52

5.                                       We note from your disclosures on page 45 that certain of your foreign subsidiaries had approximately $17 billion of undistributed earnings which you intend to permanently reinvest. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources in future periods, such as repayments of your outstanding debt, please revise your future filings to disclose the amounts of the cash and investment amounts held by your foreign subsidiaries that would not be available for use in the United States. Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response: We are a Swiss company engaged in global operations through subsidiaries throughout the world. Over 70% of our revenue is generated outside of the United States and substantially all of our debt (approximately 94%) is issued by our directly-owned subsidiary, Tyco Electronics Group S.A., a Luxembourg company, which directly or indirectly owns all of our operating subsidiaries. Consequently, cash and investment amounts would not return to the United States to pay off substantially all of our debt or for other liquidity needs such as dividends to our shareholders, share repurchase programs or acquisitions. In regard to the United States, our operations represent 28% of our total worldwide revenues and the Company’s U.S. subsidiaries consistently generate amounts of cash more than sufficient to support any cash requirements in our U.S. operations.

The Company believes that its decision to permanently reinvest earnings is not reasonably likely to affect its liquidity position. We nonetheless understand that clarifying how our liquidity could potentially be impacted by our decision to permanently reinvest earnings could enhance our disclosure and in future filings, if necessary, we will make a disclosure in the “Liquidity and Capital Resources” section similar to the following:

“As of [ ], our cash and cash equivalents were held principally in subsidiaries which are located throughout the world. Under current laws, substantially all of these amounts can be repatriated to our Luxembourg subsidiary, which is the obligor of substantially all of our debt, and to our Swiss parent company; however, the repatriation of these amounts could subject us to additional tax costs. We provide for tax liabilities in our financial statements with respect to amounts that we expect to repatriate; however, no tax liabilities are recorded for amounts that we consider to be permanently reinvested outside Switzerland (approximately $XX as of [ ]). Our current plans do not demonstrate a need to repatriate earnings that are designated as permanently reinvested in order to fund our operations, including investing and financing activities.”

Critical Accounting Policies and Estimates, page 62

- Revenue Recognition, page 32

6.                                       We note your disclosure here regarding your revenue recognition. Please revise future filings to provide greater insight into the critical accounting estimates related to your revenue recognition. For example, we note your disclosures regarding your recognition of certain contract revenues on the percentage-of-completion method, which is based on the ratio of actual costs incurred to total estimated costs. Discuss how you develop your estimates of total estimated costs. Provide analysis of how accurate your estimates have been in the past, how much the estimates have changed in the past and whether the estimates are reasonably likely to change in the future.

Response: Revenue recognition under the percentage-of-completion method is primarily generated by our Subsea Communications business, which is part of our Network Solutions segment, and totaled $566 million, $578 million, and $1,028 million in fiscal 2011, 2010, and 2009, respectively. Revenue recorded on a percentage-of-completion basis represented 4%, 5%, and 10% of total revenues for fiscal 2011, 2010, and 2009, respectively. We do not have a history of recording material adjustments to revenues and gross profits as a result of changes to estimates of costs incurred or estimated to be incurred on projects, nor do we anticipate this to be the case in the future. In considering the proper level of disclosure with respect to percentage-of-completion revenue recognition, we believe it is useful for the reader to understand that it is employed by the Company; however, based on the relative amount of revenue recorded using the percentage-of-completion method as compared to total revenue and the lack of material adjustments in the past, we respectfully advise the Staff that we do not believe our financial statements require further disclosure. We will continue to assess our disclosure concerning critical accounting estimates related to our revenue recognition, including revenue generated under the percentage-of-completion method and related disclosures and revise future filings as appropriate.

Non-GAAP Financial Measures, page 66

- Free Cash Flow, page 67

7.                                       We note your disclosure here that free cash flow is a useful measure of your cash generation which is free from any significant existing obligation. Giving consideration to your approximately $2.7 billion in debt and the related debt service requirements, please explain to us in greater detail why you believe this measure gives insight into cash that is free from any significant existing obligation.

Response: We acknowledge the Staff’s comment and confirm that in future filings we will revise the description of the non-GAAP measure “free cash flow” to eliminate any suggestion that this measure represents residual cash flow available for future discretionary purposes. Specifically, we will modify the first and third paragraphs of the referenced disclosure to read as follows:

Paragraph 1

Free cash flow is a non-GAAP financial measure. The difference between net cash provided by continuing operating activities (the most comparable GAAP measure) and free cash flow (the non-GAAP measure) consists mainly of significant cash outflows and inflows that we believe are useful to identify. Free cash flow is a useful measure of our performance and ability to generate cash. ~~cash generation which is free from any significant existing obligation.~~ It also is a significant component in our incentive compensation plans.  ~~Free cash flow permits management and investors to gain insight into the amount that management employs to measure cash that is free from any significant existing obligation.~~ We believe free cash flow provides useful information to investors as it provides insight into the primary cash flow metric used by management to monitor and evaluate cash flows generated from our operations.

Paragraph 3

Free cash flow as presented herein may not be comparable to similarly-titled measures reported by other companies. The primary limitation of this measure is that it excludes items that have an impact on our GAAP cash flow. Also, it subtracts certain cash items that are ultimately within management’s and the board of directors’ discretion to direct and may imply that there is less or more cash available for our programs than the most comparable GAAP measure indicates. This limitation is best addressed by using free cash flow in combination with the GAAP cash flow results. It should not be inferred that the entire free cash flow amount is available for future discretionary expenditures, as our definition of free cash flow does not consider certain non-discretionary expenditures, such as debt payments. In addition, we may have other discretionary expenditures, such as discretionary dividends, share repurchases, and business acquisitions, that are not considered in the calculation of free cash flow.

Note 2— Summary of Significant Accounting Policies, page 88

- Allowance for Doubtful Accounts, page 90

8.                                       We note your disclosure here regarding your allowance for doubtful accounts. We further note your disclosure of your concentration of sales to European countries disclosed on page 155. Considering the European sovereign debt crisis and economic conditions and your concentration of sales in these foreign countries, please explain to us in more detail how you have assessed your outstanding accounts receivable balances for potential impairment.

Response:

TE Connectivity reviews the aging of accounts receivable, specific allowances for known troubled accounts, and other currently available information, including a review of our top customers and any collection difficulties, to assess balances for potential impairment and determine the adequacy of its allowance for doubtful accounts. Regarding the accounts receivable from sales to customers in Euro denominated countries as well as from Europe in total, the quality of the aging and the outstanding accounts receivable balance as of September 30, 2011 are essentially unchanged from the prior year. Regarding the accounts receivable from sales to customers in the countries of Greece, Ireland, Italy, Portugal, and Spain, the aging deteriorated slightly as of September 30, 2011 as compared to the prior year. The outstanding accounts receivable balance for these same countries declined 36% from the prior year to less than $75 million, or approximately 3% of the total accounts receivable balance, as of September 30, 2011 thereby lowering TE Connectivity’s exposure in these countries. TE Connectivity will continue to review its accounts receivable balances for impairment and disclose activity related to accounts receivable as appropriate.

Note 13- Commitments and Contingencies, page 116

Matters Related to Our Former Wireless Systems Business, page 120

State of New York Contract, page 120

9.                                       We note from your disclosures that State of New York is alleging damages in excess of $275 million. We further note that you have recorded a charge of $50 million relating to the amount drawn by the State of New York against the standby letter of credit. Please revise future filings to disclose an estimate of the possible loss or range of loss beyond that which you have recorded, or revise to include disclosure that such an estimate cannot be made. Refer to FASB ASC 450-20-50-4. To the extent that you are unable to make such an estimate, please explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure.

Response: We respectfully advise the Staff that on December 27, 2011, the Court of Claims entered a judgment in our favor in the amount of $25 million, and dismissed the State of New York’s counterclaim against us with prejudice. The Court’s judgment resolves all outstanding issues between the parties and, as such, we believe that no further disclosure concerning estimates of possible loss in this matter are necessary. Please note that disclosure of the Court’s judgment has been included in Note 11 to the condensed consolidated financial statements contained in our Quarterly Report on Form 10-Q for the period ended December 30, 2011 and filed with the Commission on January 27, 2012.

Note 16 - Retirement Plans, page 130

10.                                 We note your disclosures regarding your non-U.S. defined benefit pension plans. Specifically; we note your disclosures on page 135 regarding the investments in government bonds and comingled bond funds. Discuss the impact, if any, of the current European economic conditions on your pension plan assets.

Response: At September 30, 2011, our non-U.S. pension plans included governmental and commingled bond funds of $134 million and $130 million, respectively. Holdings of Eurozone sovereign debt totaled $42 million, or approximately 16% of all non-U.S. governmental and commingled bond fund assets. Of those holdings, sovereign debt issued by the governments of Italy, Ireland, and Spain were approximately $14 million, or 6% of the total non-U.S. governmental and commingled bond fund assets and approximately 1% of the total value of non-U.S. pension plan assets. There were no Greek or Portuguese sovereign debt holdings. We will continue to consider the exposure associated with the pension plan assets and, if the holdings of sovereign debt of certain Eurozone countries increase significantly or economic conditions there deteriorate significantly, include additional discussion as to the risks in our future periodic filings as appropriate.

TE Connectivity hereby acknowledges that:

•                  TE Connectivity is responsible for the adequacy and accuracy of the disclosures in its filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  TE Connectivity may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like additional information, please contact the undersigned at 610-893-9600.

Very truly yours,

TE CONNECTIVITY LTD.

		By:	/s/ Terrence R. Curtin
Terrence R. Curtin
Executive Vice President & Chief Financial Officer
TE Connectivity Ltd.

cc:	P.J. Himelfarb, Weil, Gotshal & Manges LLP
Ade Heyliger, Weil, Gotshal & Manges LLP